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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


Geerlings and Wade Inc.
                                (Name of Issuer)


   			Common Stock Par Value $0.01 per Share
                         (Title of Class of Securities)


				     368473 10 4
                                 (CUSIP Number)


________________________________________________________________________________
Gordon Romer
C/o Clarkin Sawyer & Phillips
20 Williams Street
Wellesley, MA 02481
(781) 237-7691
(Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


________________________________________________________________________________
September 4, 2001
(Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.                              13D                     Page   of   Pages
368473 10 4

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
Gordon Romer

________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)		PF

________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization		Massachusetts

________________________________________________________________________________
               7.   Sole Voting Power			194,200
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power		0
 OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power		194,200
   PERSON
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power		0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	194,200
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)	5%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)		IN

________________________________________________________________________________

CUSIP No.                              13D                   Page    of    Pages
368473 10 4

________________________________________________________________________________
Item 1.  Security and Issuer.
The title of the class of equity securities to which this Amendment relates is the common stock, par value $0.01 per share (the "Common
Stock"), of Geerlings & Wade, Inc., a Massachusetts corporation (the
"Issuer"). The address of the Issuer's principal executive offices is 960 Turnpike Street, Canton, Massachusetts 02021.


________________________________________________________________________________
Item 2.  Identity and Background.

This statement is filed by Gordon Romer, a Massachusetts resident with an address of,C/o Clarkin Sawyer & Phillips attn: Asa Phillips
20 Williams Street, Wellesley, MA 02481, as an Individual Investor.
During the last five years, Mr. Romer has not been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

194,200 shares were purchased on the open market from July 2000 thru September 4, 2001 with personal funds.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

Shares were acquired for investment purpose
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

Mr. Romer beneficially owns 194,200 shares of Common Stock. Based on 3,863,396 shares of Common Stock outstanding, such shares would constitute approximately 5% of the Common Stock.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        		September 10, 2001
                                                         (Date)

							/S/ GORDON ROMER

                                        ----------------------------------------
                                                       (Signature)


							Gordon Romer
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).